EXHIBIT C

                                                  Investment Banking
                                                  Corporate and Instituional
                                                  Client Group

MERRYLL LYNCH                                     World Financial Center
                                                  North Tower
                                                  New York, New York 10281-1330




                                        February 12, 1996



Board of Directors
National Lodging Corporation
339 Jefferson Road
Parsippany, New Jersey 07054

Gentlemen:

         National Lodging Corporation (the "Company") and Chartwell Leisure Associates L.P. II ("Chartwell") and FSNL LLC ("FSNL") (Chartwell and FSNL together, the "Acquiror") propose to enter into a stock purchase agreement (the "Agreement") pursuant to which, subject to approval by the Company's shareholders, the Acquiror will purchase (the "Purchase Transaction") 4.0 million shares of the Company's common stock, par value $.01 per share (the "Shares"), at $14.25 per share. The Purchase Transaction would, if consummated, give the Acquiror ownership of approximately 52% of the Company's currently outstanding Shares. The Purchase Transaction is expected to be effected in the second quarter of 1996.

         You have asked us whether, in our opinion, the proposed Purchase Transaction is fair to the Company and its shareholders (other than the Acquiror) from a financial point of view.

         In arriving at the opinion set forth below, we have, among other things:

         (1) Reviewed the Company's Annual Report, Form 10-K and related financial information for the fiscal year ended December 31, 1994 and the Company's Forms 10-Q and the related unaudited financial information for the quarterly periods ending March 31, 1995, June 30, 1995 and September 30, 1995;

         (2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of the Company, furnished to us by the Company;

         (3) Conducted discussions with members of senior management of the Company concerning its business and prospects, including senior management's belief that proceeds received by the Company from the Purchase Transaction can be productively employed by the Company;


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         (4)      Conducted discussions with members of senior management of
                  Chartwell concerning its business, results of operations, strategic objectives and possible opportunities in the hospitality industry that might be realized by the Company following the Purchase Transaction;

         (5) With respect to the Company's acquisition of all the outstanding shares of common stock of Forte Hotels, Inc. ("FHI"), reviewed certain information, including financial statements and financial forecasts furnished to us by the Company, relating to the business, earnings, cash flow, assets, acquisition and prospects of FHI and conducted discussions with members of the senior management of FHI concerning its business and prospects;

         (6) Reviewed the historical market prices and trading activity for the Shares and compared them with those of certain publicly traded companies which are deemed to be reasonably similar to the Company;

         (7) Compared the results of operations (as adjusted for the acquisition of FHI) of the Company with those of certain companies which we deemed to be reasonably similar to the Company;

         (8) Compared the proposed financial terms of the transactions contemplated by the Agreement with the financial terms of certain other transactions which we deemed to be relevant;

         (9) Reviewed the documents related to, and financial data set forth in, our opinion letter to you dated January 11, 1996;

         (10) Reviewed a draft of the Agreement dated February 9, 1996 furnished to us by the Company; and

         (11) Reviewed such other financial studies and analyses and performed such other investigations and taken into account such other matters as we deemed necessary, including an assessment of general economic, market and monetary conditions.

         In preparing our opinion, we have relied on the accuracy and completeness of all information supplied or otherwise made available to us by the Acquiror and the Company, and we have not independently verified such information or undertaken an independent appraisal of the assets of the Company. With respect to the financial forecasts furnished by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgement of the Company's management as to the expected future financial performance of the Company. Our opinion is based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof.

         We have assumed that the definitive Agreement will not materially differ from the draft of the Agreement dated February 9, 1996 furnished to us by the Company.

         In connection with the preparation of this opinion, we have not been authorized by the Company or the Board of Directors to solicit, nor have we solicited, third-party indications of interest

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for the acquisition of all or any part of the Company or any alternative financing arrangements to the arrangements contemplated by the Agreement. In addition, you have not requested that we express an opinion, and we express no opinion, as to the Company's decision to raise capital at this time.

         We have, in the past, provided financial advisory and financing services to the Company and to HFS Incorporated (previously known as Hospitality Franchise Systems, Inc.), from which the Company was spun off in 1994, and have received fees for the rendering of such services.

         On the basis of, and subject to the foregoing, we are of the opinion that, as of the date hereof, the proposed Purchase Transaction is fair to the Company and its shareholders (other than the Acquiror) from a financial point of view.

                                        Very truly yours,

                                        MERRILL LYNCH, PIERCE, FENNER &
                                        SMITH INCORPORATED


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